UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)1

DONNELLY CORPORATION
(Name of Issuer)

Class A Common Stock, $0.10 par value
Class B Common Stock, $0.10 par value

(Title of Class of Securities)

257870 10 5
(CUSIP Number)

June 25, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:2

____ Rule 13d-1(b)
____ Rule 13d-1(c)
____ Rule 13d-1(d)

[1]The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[2]This Schedule is not filed pursuant to the Rules listed. Please see Item 10 of this Schedule.

(Continues on the following page(s))

Page 1 of 6 Pages

CUSIP NO. 257870 10 5	13G	Page 2 of 7 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Katherine S. Donnelly
2	Check the Appropriate Box if a Member of a Group (a) (See Instructions) (b)
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,235,290 shares of Class A Common Stock
	6	Shared Voting Power 897,061 shares of Class A Common Stock
	7	Sole Dispositive Power 338,229 shares of Class A Common Stock
	8	Shared Dispositive Power 201,560 shares of Class A Common Stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,235,290 shares of Class A Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 16.6% of the Class A Common Stock
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13G	Page 3 of 7 Pages

Item 1(a) Item 1(b) Item 2(a) Item 2(b) Item 2(c) Item 2(d) Item 2(e) Item 3	Name of Issuer:

Donnelly Corporation (the "Company")

Address of Issuer's Principal Executive Offices:

49 West Third Street
Holland, Michigan 49423-2813

Name of Person Filing:

Katherine S. Donnelly

Address of Principal Business Office or, if None, Residence:

853 Allen Drive
Holland, Michigan

Citizenship:

United States of America

Title of Class of Securities:

Class A Common Stock, $0.10 par value

CUSIP Number:

257870 10 5

If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) (b) (c) (d) (e) (f)	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

Investment company registered under Section 8 of the Investment Company Act of
1940 (15 U.S.C. 80a-8).

An investment advisor registered in accordance with Section 240.13d-1(b)(1)(ii)(E).

An employee benefit plan or endowment fund in accordance with Section
240.13d-1(b)(1)(ii)(F).

CUSIP NO. 257870 10 5	13G	Page 4 of 7 Pages

(g) (h) (i) (j)	A parent holding company or control person, in accordance with Section 240.13d-1(b)(ii)(G).

A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813).

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Katherine S. Donnelly

(a) (b) (c)	Amount beneficially owned: Percent of Class: Number of shares as to which such person has:		1,235,290 shares of Class A Common Stock 16.6% of Class A Common Stock
	(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: Shared power to vote or to direct the vote: Sole power to dispose or to direct the disposition of: Shared power to dispose or to direct the disposition of:	1,235,290 shares of Class A Common Stock[1] 897,061 shares of Class A Common Stock[2] 338,229 shares of Class A Common Stock[3] 201,560 shares of Class A Common Stock[4]

1	Includes (i) 140,928 shares of Class A Common Stock and 197,301 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the Katherine S. Donnelly Trust U/A DTD 12/16/81, (ii) 83,983 shares of Class A Common Stock and 117,577 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Co-Trustee with Bank One of the John F. Donnelly Residual Trust U/A DTD 12/16/81, and (iii) 223,045 shares of Class A Common Stock and 312,263 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the John F. Donnelly Trust U/A DTD 12/18/72, and 70,951 shares of Class A Common Stock and 89,242 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Joan Elizabeth Donnelly over which Katherine S. Donnelly as Trustee of the Katherine S. Donnelly Trust has the right to vote with regard to the Merger and the Merger Agreement as described in Item 6 of this Amendment to Schedule 13G.

2	Includes (i) 83,983 shares of Class A Common Stock and 117,577 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Co-Trustee with Bank One of the John F. Donnelly Residual Trust U/A DTD 12/16/81, and (ii) 223,045 shares of Class A Common Stock and 312,263 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the John F. Donnelly Trust U/A DTD 12/18/72. While Katherine S. Donnelly may be deemed to have the sole power to vote or direct the vote of these shares with respect to those matters described in Item 6 of this Amendment to Schedule 13G, she does not have the power to dispose of or to direct the disposition of the shares and, other than the power to vote conferred by the Shareholder’s Agreement, is not entitled to any rights as a shareholder of the Company as to these shares.

CUSIP NO. 257870 10 5	13G	Page 5 of 7 Pages

3	Includes (i) 140,928 shares of Class A. Common Stock and 197,301 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the Katherine S. Donnelly Trust U/A DTD 12/16/81.

4	Includes (i) 83,983 shares of Class A Common Stock and 197,301 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Co-Trustee with Bank One of the John F. Donnelly Residual Trust U/A DTD 12/16/81.

Item 5 Item 6	Ownership of Five Percent or Less of a Class: Not applicable Ownership of More than Five Percent on Behalf of Another Person:

This Amendment to Schedule 13G is being filed because, on June 25, 2002, the Company, Magna International Inc., an Ontario corporation ("Magna"), and Magna Mirrors Acquisition Corp., a Michigan corporation and a wholly-owned subsidiary of Magna ("Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of the Company by Magna pursuant to a merger of Sub with and into the Company (the "Merger"). Upon consummation of the Merger, the Company will be a wholly owned subsidiary of Magna.

In connection with the Merger Agreement, certain shareholders of the Company (the "Signing Shareholders"), Magna, Sub, and Donnelly Export Corporation, entered into a Shareholders' Agreement pursuant to which the Signing Shareholders agreed to vote their shares of Company Class A and Class B Common Stock, each with a par value of $.10 per share (the "Shareholders' Stock"), in favor of the Merger and the Merger Agreement and against certain other transactions, any amendment to the Company's Second Restated and Amended Articles of Incorporation, as amended, or Bylaws, and certain agreements, and pursuant to which the Signing Shareholders appointed Magna as their attorney and proxy to vote such Shareholders' Stock. The Shareholders' Agreement also imposes on the Signing Shareholders certain restrictions on transfers of Magna Class A Subordinate Voting Shares that the Signing Shareholders would receive as a result of the Merger. As a result of the Shareholders' Agreement, Magna acquired the right to vote 1,303,422 shares of Class A Common Stock and 3,249,649 shares of Class B Common Stock. Each share of Company Class B Common Stock is convertible into one share of Company Class A Common Stock. Accordingly, Magna may be deemed to beneficially own 4,553,071 shares of Company Class A Common Stock, representing approximately 46% of the Company's total issued and outstanding Class A Common Stock, assuming the conversion of the 3,249,649 shares of Company Class B Common Stock. In addition, such shares of Company Class A and Class B Common Stock represented, as of June 21, 2002, approximately 72% of the total voting power of all of the Company's issued and outstanding voting stock, with respect to approval of the Merger. Control was assumed from the Signing Shareholders who entered into the Shareholders Agreement.

As a result of the Merger, each outstanding share of the Company's (a) Class A Common Stock, par value $.10 per share and (b) Class B Common Stock, par value $.10 per share not owned by Magna, the company or their respective wholly-owned subsidiaries will be converted into the right to receive a fraction of a Magna Class A Subordinate Voting Share, without par value.

Pursuant to these events, Katherine S. Donnelly may be deemed to be a member of a group and intends to file, as a member of such group, a Form 13D. Reference should be made to such Form 13D.

CUSIP NO. 257870 10 5	13G	Page 6 of 7 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable
Item 8	Identification and Classification of Members of the Group: Not applicable
Item 9	Notice of Dissolution of Group: Not applicable
Item 10	Certification:

No certification is applicable to the filing of this Amendment to Schedule 13G because of the transactions discussed in Items 4 and 6 of this Amendment to Schedule 13G, transactions in which certain securities were acquired to effect a change in control of the Issuer. This Amendment to Schedule 13G is being filed pursuant to advice furnished by the Securities and Exchange Commission's Office of Mergers and Acquisitions, Division of Corporation Finance, to "close out" Katherine S. Donnelly's Form 13G filings and to cross-reference to the Form 13D which will be subsequently filed and will include Katherine S. Donnelly as a member of a group.

CUSIP NO. 257870 10 5	13G	Page 7 of 7 Pages

SIGNATURE:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 28, 2002 (Date)
/s/ Katherine S. Donnelly Katherine S. Donnelly